MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

The following management’s discussion and analysis (“MD&A”), which is dated as of March 28, 2013, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the financial year of the Company ended December 31, 2012 (“fiscal 2012”) in comparison with those as at and for the financial year of the Company ended December 31, 2011 (“fiscal 2011”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2012 and fiscal 2011 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated March 28, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

1

General

The Company is engaged in mineral exploration with a primary focus on gold. The Company’s main areas of exploration are in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 66 exploration permits (16,431 square kilometres), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the permits.

During fiscal 2012 and up to the date of this MD&A, the Company continued to carry out exploration activities at its Ngayu and North Kivu projects in the DRC with the main focus being Ngayu. Exploration consisted of gridding, mapping and soil, stream (including Bulk Leach Extractable Gold (“BLEG”) surveys) and rock geochemical sampling as well as core drilling within the Ngayu exploration permit areas during 2012.

In a press release dated May 29, 2012, the Company announced its maiden mineral resource estimate at the Company’s Makapela prospect at Ngayu of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces. A total of 58 core holes totalling 15,523 metres were used to estimate this mineral resource at Makapela.

In October 2012, the Company closed the issuance and sale of 9,245,000 common shares of the Company (the "Common Shares") at a price of Cdn$1.05 per Common Share for aggregate gross proceeds of Cdn$9,707,250 (the "Offering"). The Offering was conducted by a syndicate of investment dealers (the "Underwriters"). The 9,245,000 Common Shares issued under the Offering include 645,000 Common Shares issued and sold pursuant to the full exercise of the over-allotment option by the Underwriters. The Offering was made by way of a short form prospectus dated October 1, 2012 filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The Common Shares were also offered on a private placement basis in certain jurisdictions outside of Canada. Newmont Mining Corporation ("Newmont") also completed, through an affiliate of Newmont, a non-brokered private placement of 4,850,000 common shares of the Company at the Offering price for aggregate gross proceeds of Cdn$5,092,500, concurrent with the Offering. Pursuant to the two financings, the Company raised total gross proceeds of Cdn$14,799,750.

2

Mineral Properties in the Democratic Republic of the Congo

The Company’s exploration activities in the DRC are currently focused on the following projects:

Ngayu Project

The Ngayu project covers an area of 2,087 square kilometers and is found within the Orientale Province in the northeast of the DRC, approximately 270 kilometers northeast of Kisangani. The Ngayu project is situated within the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto (which hosts the Kibali mine development) greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

The Company has an option agreement with Rio Tinto Exploration RDC Orientale SPRL on the gold rights at Ngayu. Under the option agreement, the Company has a maximum period of 10 years (until February 2022) to make a discovery and complete feasibility studies and to convert the exploration permits into exploitation permits.

The Ngayu project includes a number of exploration prospects already identified such as Makapela, Yindi, Itali, Mondarabe, Nagasa, Matete and Anguluku.

Makapela prospect

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills. The veins outcrop in three large artisanal pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres.

In January 2012, the Company completed initial bottle roll metallurgical testwork at the Makapela prospect. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

Drilling continued during the first half of 2012, with a total of 11,685 metres completed in 31 drill holes, bringing the total for the prospect to 25,573 metres in 84 drill holes. In May 2012, the Company announced a maiden inferred mineral resource of 1.0 million ounces (4.10 million tonnes grading 7.59 g/t Au) at a 2.75 g/t Au cut-off, based on the results of 58 core holes totalling 15,523 metres.

A preliminary economic assessment (“PEA”) is currently underway, with the objective of determining whether the Makapela prospect has the potential to be mined as an economic open pit/underground operation. A number of composite, representative bulk samples have been submitted for metallurgical testwork. A mining study will also form part of the PEA and is being undertaken by SRK Consulting. The processing plant and infrastructure and financial sections of the PEA are being undertaken by SENET. It is estimated that the Makapela PEA will be completed in May 2013.

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Itali prospect

The Itali prospect is located in the Matete area, about 40 kilometres to the north-west of Yindi and 10 kilometres south of Makapela. This prospect is situated on the southern limb of the west-south-west trending fold in the Imva-Babeyru area, defined by magnetic highs interpreted to be caused by banded ironstone formation (“BIF”) units. Mineralization was first intersected by trench and core holes, which returned 42.50 metres grading 2.11 g/t Au and 38.82 metres grading 2.66 g/t Au respectively. Artisanal workings and soil sampling results indicate that there is potential for the mineralized zone to extend over a strike of approximately 1 kilometre.

Drilling recommenced in April 2012, and four additional holes have been completed on three sections over a strike of 480 metres. The objective of the core drilling program was to drill the mineralized zone on lines 160 metres apart, at vertical depths of 80 metres and 160 metres. In a press release dated October 25, 2012, the Company announced the assay results of the four additional holes and included 14.7 metres grading 1.7 g/t Au and 3.9 metres grading 19.5 g/t Au. A significant feature of the Itali prospect is the deep level of oxidation. Ground geophysics and further drilling will be considered to determine the strike potential, and to identify the higher-grade parts of the mineralized package.

Mondarabe

Soil sampling and rock chip sampling at Mondarabe have to date defined two anomalous areas,

one the north of the grid in the vicinity of the Mondarabe artisanal workings, where +100 ppb values (maximum of 2350 ppb) occur over a strike of 960 metres and one in the southern part of the grid, on a hill associated with folded BIF. A total of seven diamond drill holes (1,44 metres) were completed during the fourth quarter 2012 and results are awaited.

Nagasa

The Nagasa prospect is located on the southern limb of the Imva Fold, and is underlain by schists containing several BIF horizons which strike east-west and dip steeply to the north. Strike-parallel faults, probably thrusts, are interpreted from the aeromagnetic data. A prominent BLEG anomaly is found at Nagasa.

The area is characterized by a relatively complex regolith cover, comprising a colluvial layer up to 3 metres thick containing abundant quartz clasts, overlain by a fine grained silty clay layer, interpreted to be palaeo-alluvium. The matrix of the colluvium is auriferous and is extensively pitted by artisanal miners, soil anomalies occurring where the colluvial material has been brought to surface. A +100 ppb soil anomaly with a strike of 3.5 kilometres is present in the eastern half of the grid, with values of up to 4,070 ppb Au. A second soil anomaly with a strike of about 1 kilometre occurs in the west.

Due to the overburden (regolith) covering much of Nagasa, it was decided to discontinue drilling until a geophysical Induced Polarization (“IP”) ground survey had been completed with the objective of detecting mineralized units below the regolith cover. It is estimated that drilling will commence at Nagasa in May 2013.

Matete

Soil sampling was initially focused in the western part of the Matete BLEG target. Anomalies were located in the vicinity of the Masasi and Dieu Donne artisanal workings, in an area underlain by an intrusive varying in composition from quartz diorite to granite. Northeast-trending shear zones within the intrusive locally contain auriferous quartz veins, although the results of channel sampling in workings and trenches indicate that the mineralized zones are narrow (<5 metres) and lack continuity. The main soil anomaly at Masasi occurs in colluvium and palaeo-alluvial material, initially considered to be locally derived. However, it is possible that this transported material is instead derived from the BIF-hosted terrain to the south, and augering was undertaken in this area, in an attempt to sample below the transported overburden.

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The Matete grid was extended to cover the eastern part of the target in September 2012. This area (known as Visa) includes abundant alluvial gold workings, and was locally worked by the Belgians in shallow open pits which appear to have exploited colluvium and palaeo-alluvium. A soil anomaly is present on elevated ground in the southeast of the grid, interpreted from the magnetics to be underlain by folded BIF. These BIF units, and an associated strike-parallel fault, can be traced southwestwards to the Nagasa prospect, through an area where rock chip samples have returned values of up to 11 g/t Au. Infill soil sampling and detailed mapping is in progress. As at Nagasa, geophysical IP ground surveys will be undertaken during the first half of 2013 to outline potential blind, mineralized units below cover.

Anguluku

Anguluku is located 10 kilometres to the northwest of Yindi, in an area where BIF units appear to have been thickened by folding and possible thrusting. The prospect is characterized by the presence of a strong BLEG anomaly and very high historical stream sediment values. Anomalous soil values are present in the vicinity of an east-west trending zone of artisanal workings in the north of the prospect. However, it is apparent that much of the grid is covered by colluvium and palaeo-alluvium, which has probably suppressed the soil geochemical response from this and potentially other zones. Auger drilling is in progress to sample the saprolite underlying the transported overburden. As at Nagasa and Matete, IP geophysical surveys will also be undertaken during 2013 to outline potential blind, mineralized units below the transported overburden.

The Anguluku program for 2013 will entail interpretation of magnetic and radiometric data, continuation of augering, geophysical IP surveys to generate and prioritise drill targets

North Kivu Project

The North Kivu project, which is currently under force majeure, is situated in the North Kivu Province in eastern DRC to the northwest of Lake Edward and consists of 53 exploration permits totaling 14,344 square kilometers. All but four of these exploration permits are currently under force majeure. Historical data has been compiled from the colonial period of alluvial gold mining and exploration which has outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was reportedly mined during the colonial period up to 1960. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

In addition to gold, there are a number of alluvial platinum occurrences in the project area including the type locality for the platinum selenide mineral luberaoite near Lubero. To date no primary source has been found for alluvial platinum occurrences.

Exploration continued in the Manguredjipa area until early June 2012, when activities were suspended to conserve funds for the priority Ngayu project. Field work focused mainly on the Muhanga prospect in the Manguredjipa area, and regional field work. The Muhanga field work consisted of the completion of a channel sampling program commenced in late 2011 where a total of 780 metres were sample by means of a mechanical rock cutter. Stream sediment sampling was also carried out in the areas of the PRs due for relinquishment in 2012.

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North Kivu Non-Gold Project

Although the Company’s priority is the prospecting for gold and platinum, the North Kivu project area also contains a number of other minerals including niobium, rare earths, tungsten, tantalum, copper, iron and diamond occurrences.

During 2012, limited exploration was conducted on these non-gold targets but included the assessment and analysis of historical data and some reconnaissance fieldwork including a trenching program at the Etaetu wolframite (tungsten) prospect and a regional stream sampling program. Results to date from the Etaetu tungsten project suggest only narrow zones of wolframite mineralization.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "inferred mineral resource", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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	2012	2011	2010

Net (loss) income	$(2,081,823)	$533,160	$(5,990,028)
Net (loss) income per share	$(0.03)	$0.01	$(0.14)
Total assets	$60,274,235	$45,800,011	$23,841,498
Total liabilities	$2,488,103	$2,464,464	$7,382,741

For fiscal 2012, the Company had net loss of $2,081,823 which was primarily due to a decreased gain on derivative financial instruments in fiscal 2012 of $768,264 compared to a gain on derivative financial instruments of $5,215,060 that was recorded in 2011. For fiscal 2011, the Company had net income of $533,160 which was primarily due to a $5,215,060 gain on derivative financial instruments in fiscal 2011 compared to a loss on derivative financial instruments of $2,405,857 that was recorded in 2010.

Results of Operations

For fiscal 2012, the Company reported a net loss of $2,081,823 compared to a net gain of $533,160 reported for fiscal 2011. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during fiscal 2012 in the expense categories described below as compared to fiscal 2011:

Consulting, management and professional fees

Consulting, management and professional fees decreased to $673,277 for fiscal 2012 from $1,191,315 for fiscal 2011. The decrease in this category was mainly due to an amount of $771,413 incurred with respect to consulting fees during 2011 in connection with the Company’s investor relations and other corporate advice. This amount included $567,699 representing the fair value of stock options granted to consultants under the Company’s Stock Option Plan. Professional fees, which were mainly legal, audit and accounting fees, decreased by approximately 28% to $205,948 during fiscal 2012 from $286,478 during fiscal 2011, mainly related to higher accounting-related fees with respect to the Company’s transition to IFRS effective January 1, 2012. Legal expenses were incurred in relation to the Company’s financing and general corporate activities, including compliance with securities regulatory requirements.

Travel and promotion

The Company incurred travel and promotion expenses of $226,310 for fiscal 2012 which significantly decreased from $328,439 incurred fiscal 2011, due to decreased visits to the Company's projects in the DRC, as well as decreased corporate travel costs in relation to the Company’s shareholder relations and business promotion activities.

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Employee benefits

The Company employee benefits expense decreased to $993,835 during fiscal 2012 compared to $1,015,040 recorded during fiscal 2011 due to decreases in foreign exchange rates and minimal changes in remuneration.

Office and sundry

Office and sundry expenses decreased to $281,997 for fiscal 2012 compared to $375,835 for fiscal 2011. Additional costs were incurred in 2011 that related to fees for listing on the NYSE MKT.

Gain on derivative financial instruments

A fair value adjustment gain of $768,264 was recorded for fiscal 2012, compared to a gain on derivative financial instruments of $5,215,060 recorded during fiscal 2011. The significant decrease is due to the change in the fair market value of the Company’s outstanding Canadian dollar denominated common share purchase warrants classified as derivative instruments in the consolidated statements of financial position and also the number of outstanding common share purchase warrants as they expired throughout the year.

Foreign exchange loss

The Company recorded a foreign exchange loss of $185,099 during fiscal 2012, compared to a foreign exchange loss of $1,896 recorded during fiscal 2011, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Compensation expense-share-based payment

The fair value of employee share-based payment expenses recorded during 2012 decreased to $484,897 from $1,671,475 recorded during the corresponding period in 2011. This decrease is related to share-based compensation issued to employees, directors and officers of the Company.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2012 and fiscal 2011. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the IASB. The Company’s presentation and functional currency is the United States dollar.

	2012	2012	2012	2012
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(861,755)	$(500,373)	$(706,353)	$(13,342)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$0.00

	2011	2011	2011	2011
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss)	$779,386	$2,383,203	$(490,583)	$(2,138,846)
Net earnings (loss) per share	$0.01	$0.04	$(0.01)	$(0.04)

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The Company’s net loss for the fourth quarter of 2012 increased to $861,755 from a net loss of $500,373 recorded in the third quarter of 2012. This net loss was most significantly impacted by a $241,416 foreign exchange loss during the fourth quarter of 2012 compared to a $104,038 foreign exchange gain during the third quarter of 2012. The Company’s net loss for the third quarter of 2012 decreased to $500,373 from a net loss of $706,353 recorded in the second quarter of 2012. This net loss was most significantly impacted by a $104,038 foreign exchange gain during the third quarter of 2012 compared to a $165,968 foreign exchange loss during the second quarter of 2012, as well as the decrease in the gain on derivative financial instruments of $9,813 in the third quarter of 2012 compared to $150,585 in the second quarter of 2012. A decrease in the stock based compensation expense from $73,972 in the third quarter of 2012 compared to $149,132 in the second quarter of 2012 also contributed in the decrease of the net loss during the third quarter of 2012. The Company’s net loss for the second quarter of 2012 increased to $706,353 from $13,342 in the first quarter of 2012. This was most significantly impacted by a $165,968 foreign exchange loss during the second quarter of 2012 compared to a $118,247 foreign exchange gain during the first quarter of 2012 and a decrease in the gain on derivative financial instruments from $150,585 in the second quarter of 2012 compared to $607,866 in the first quarter of 2012.The Company’s net loss for the first quarter of 2012 was $13,342 compared to a gain of $779,386 incurred during the fourth quarter of 2011, which was most significantly impacted by a gain on derivative financial instruments during the first quarter of 2012 of $607,866. The Company incurred net income of $779,386 during the fourth quarter of 2011 which was $1,603,817 lower than the net income reported in the third quarter of 2011. This was primarily due to a lower gain on derivative financial instruments in the fourth quarter of 2011 resulting from a decrease in the fair market value of Canadian denominated warrants, as a result of a decrease in the Company’s share price. The Company reported net income of $2,383,203 during the third quarter of 2011 compared to a loss of $490,583 in the second quarter of 2011. This difference was mainly due to the recognition of a gain on derivative financial instruments. The Company’s net loss for the second quarter of 2011 decreased to $490,583 from $2,138,846 incurred during the first quarter of 2011 mainly due to the recording of a $455,565 gain on derivative financial instruments compared to a fair value adjustment loss of $753,362 recorded during the first quarter of 2011. In addition, the second quarter 2011 net loss was significantly impacted by decreased consulting, management and professional fees of $174,414 incurred during the second quarter of 2011 compared to $716,162 recorded during the first quarter of 2011.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. On October 9, 2012, the Company closed the issuance and sale, by way of short form prospectus, of a total of 9,245,000 common shares at a price of Cdn$1.05 per share, resulting in gross proceeds of Cdn$9,707,250. Also on October 9, 2012, the Company closed a non-brokered private placement involving the issuance and sale of a total of 4,850,000 common shares at a price of Cdn$1.05 per share, resulting in gross proceeds of Cdn$5,092,500. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at December 31, 2012, the Company had cash and cash equivalents of $10,741,699 and working capital of $9,594,825 compared to cash and cash equivalents of $14,667,658 and working capital of $14,050,905 as at December 31, 2011. The Company’s liquidity position was improved during the fourth quarter of 2012 as the Company completed the financings described above.

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During fiscal 2012, the Company incurred cash exploration expenditures of $16,963,931 (2011 - $16,482,374). A breakdown of all exploration expenditures by project for fiscal 2012 and fiscal 2011 is presented below under “Exploration and Evaluation Expenditures”.

The Company’s current cash position is expected to be sufficient to fund the Company’s proposed exploration program. As is typical for an exploration company, the Company will need to raise additional funds to continue its exploration program beyond this year. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at December 31, 2012 are as follows:

Contractual			Two to three	Four to five
Obligations	Total	One year	years	years	After five years

Operating
Lease
Obligations	201,628	75,611	126,018	-	-
Purchase
Obligations	136,800	136,800	-	-	-
Total	338,428	212,411	126,018	-	-

Included in the Company’s minimum operating lease commitments is an amount of $136,800 which relates to a minimum purchase obligation of helicopter services in the DRC.

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Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2012:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2011	$7,596,710	$22,493,653	$30,090,363

Mineral rights	-	-	-
Field camps expenses	215,284	2,069,623	2,284,907
Geophysics	-	135,846	135,846
Geochemistry	54,734	612,745	667,479
Geology	15,946	156,678	172,624
Drilling	-	3,827,695	3,827,695
Remote and sensing	-	-	-
Feasibility studies	-	77,263	77,263
Helicopter	6,832	2,438,707	2,445,539
Professional fees	72,807	85,063	157,870
Business promotion	27,279	283,378	310,657
Travel	172,850	698,960	871,810
Office and sundry	475,218	523,299	998,517
Interest and bank charges	34,846	71,730	106,576
Consulting fees	134,071	53,418	187,489
Salaries	373,346	3,888,274	4,261,620
Stock based compensation	-	184,084	184,084
Amortization	51,468	247,736	299,204
Loss on disposal of assets	2,803	24,532	27,335
Other	166,628	981,695	1,148,323
Expenditures for the year	1,804,112	16,360,726	18,164,838
Balance 12/31/2012	$9,400,822	$38,854,379	$48,255,201

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The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2011:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2010	$5,529,725	$6,872,603	$12,402,328

Opening Balance Adjustment
IFRS adjustment - Jan 1, 2010	-	39,443	39,443
IFRS adjustment - Dec 31, 2010	-	216,021	216,021

	-	255,464	255,464

Mineral rights	-	-	-
Field camps expenses	182,850	1,617,210	1,800,060
Geochemistry	25,826	214,991	240,817
Geology	29,417	74,243	103,660
Drilling	3,518	3,500,579	3,504,097
Remote and sensing	-	45,138	45,138
Helicopter	64,790	3,721,602	3,786,392
Professional fees	18,545	943	19,488
Business promotion	65,809	318,204	384,013
Travel	216,116	620,714	836,830
Office and sundry	335,217	737,155	1,072,372
Interest and bank charges	41,351	71,445	112,796
Consulting fees	154,724	54,875	209,599
Salaries	673,614	2,783,579	3,457,193
Stock based compensation	-	643,410	643,410
Amortization	41,658	213,441	255,099
Other	213,550	748,057	961,607
Expenditures for the year	2,066,985	15,365,586	17,432,571
Balance 12/31/2011	$7,596,710	$22,493,653	$30,090,363

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 28, 2013, the Company had outstanding 73,439,732 common shares, 6,465,000 stock options to purchase common shares and 554,700 broker warrants (which were granted to the Underwriters as part of their consideration for their services under the 2012 Offering and are exercisable at a price of Cdn$1.05 per share until October 2013).

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Related Party Transactions

a)	Key Management Personnel

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2012, 2011 and 2010 was as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Salaries	$946,379	$859,237	$745,070
Employee retention allowance	$59,014	$62,166	$23,141
Compensation expense-share-based payments	$317,407	$1,348,721	$1,130,327
	$1,322,800	$2,270,124	$1,898,538

b)	Other Related Parties

As at December 31, 2012, an amount of $nil was due to related companies with common directors related to common expenses in the DRC (December 31, 2011 - $152,833). In addition, as at December 31, 2012, an amount of $17,760 was due from a company with common directors (December 31, 2011 - $nil).

	December 31,	December 31,
	2012	2011
	$	$
Due from related parties	17,760	-
Due to related party	-	152,833

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 7 Financial Instruments: disclosures (“IFRS 7”) require disclosure of information about the significance of financial instruments to an entity, and the nature and extent of risks arising from those financial instruments, both in qualitative and quantitative terms. An amendment to IFRS 7 was issued in December 2011 which requires an entity to disclose rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. IFRS 7 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

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IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact its consolidated financial statements.

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IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), effective for annual periods beginning on or after January 1, 2013. The interpretation clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

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Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The model inputs for options granted during the years ended December 31, 2012, 2011 and 2010 included:

Years ended	December 31, 2012	December 31, 2011	December 31, 2010
Risk free interest rate	1.00% - 1.16%	1.83% - 2.18%	1.65% - 1.90%
Expected life	3 years	3 years	2 - 3 years
Annualized volatility	68.02% - 104.54%	101.78% - 115.19%	156.38% - 157.32%
Dividend yield	0%	0%	0%
Forfeiture rate	2%	2%	1%
Grant date fair value (Cdn$)	$0.32 - $1.14	$1.69 - $2.06	$0.91 - $1.01

Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted and subsequent reporting date. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant and subsequent reporting date. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them. As at December 31, 2012, all common share purchase warrants have expired.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date were as follows:

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Year ended	December 31, 2012	December 31, 2011
Risk free interest rate	1.03%	1.44% - 1.77%
Expected life	0.07 years	0.73 - 0.84 years
Annualized volatility	136.34%	93.67% - 96.68%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.24	$1.51 - $1.93

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

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Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments. The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on an estimate using the Black-Scholes model as the valuation technique.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than six months. Warrants are ranked within Level 3 which uses a combination of observable and unobservable inputs in calculating fair value. See Note 15(a) in the Annual Financial Statements for additional details.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 15(c) of the Annual Financial Statements for additional details.

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Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 15(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash, and equity capital markets.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

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The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2012 and 2011, the Company recorded a foreign exchange loss of $185,099 and $1,896, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 28, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2012, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2012, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

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